FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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Item		Number

1.	Telefónica — Enhanced Strategic Alliance Agreement with CHINA UNICOM	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
In furtherance of their already existing strategic alliance, on January 23, 2011, TELEFÓNICA, S.A. (“TELEFÓNICA”) and CHINA UNICOM (HONG KONG) LIMITED (“CHINA UNICOM”) have entered into the Enhanced Strategic Alliance Agreement in which both companies have agreed to strengthen and deepen their strategic cooperation in certain business areas and through which, upon the terms and conditions set out thereof, each party has agreed to invest the equivalent of USD 500 million in ordinary shares of the other party in the following manner:
a)
TELEFÓNICA will purchase such number of CHINA UNICOM shares for the aggregate consideration of USD 500 million through acquisitions from third parties to be completed within the nine-month period following the execution of the aforesaid agreement; and

b)
CHINA UNICOM will acquire in the following days 21,827,499 TELEFÓNICA shares to be sold by TELEFÓNICA at an agreed value of 17.16 Euros per share (being the arithmetic average of the closing price of the TELEFÓNICA shares as quoted on the Madrid Stock Exchange for the thirty consecutive trading days ending on January 14, 2011—utilizing an analogous formula as the one used in their initial share exchange agreement dated September 6, 2009-), which represent a value of USD 500 million.

Furthermore, in view of CHINA UNICOM’s interest in TELEFÓNICA’s share capital, TELEFÓNICA undertakes, to the extent permitted under the applicable laws and its by-laws, to propose at its next General Shareholders’ Meeting the appointment of a director nominated by CHINA UNICOM.
Following completion of the transaction, TELEFÓNICA will own approximately a 9.7% of CHINA UNICOM’s voting share capital, assuming current price of the shares, and CHINA UNICOM will own approximately 1.37% of TELEFÓNICA’s voting share capital.
Madrid, January 23rd, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: January 23st, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors